SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

i

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company engaged in securing a sustainable and secure world and specialized in providing high value added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares, pursuant to a Registration Statement on Form F-1 dated October 21, 2004, that we would quarterly furnish to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€68,313	€69,232
Restricted cash	—	8,045
Other short-term investments	494	386
Derivative contracts	3,793	2,814
Accounts receivable (net of allowances of € 894 as of September 30, 2007 and € 2,719 as of December 31, 2006)	137,560	144,763
Unbilled revenues	188,214	101,317
Due from related parties	11,445	47,958
Inventory	30,386	19,274
Other taxes receivable	12,022	13,258
Deferred tax assets	2,756	3,692
Other current assets	4,660	7,016

Total current assets	€459,643	€417,755
Deposits and other investments	1,425	1,795
Property, plant and equipment, net of accumulated depreciation of € 51,518 as of September 30, 2007 and € 46,706 as of December 31, 2006	51,825	51,215
Long-term receivables and other assets	8,769	11,236
Deferred tax assets	15,677	14,954
Other intangible assets, net of accumulated amortization of € 17,145 as of September 30, 2007 and € 14,908 as of December 31, 2006	19,954	21,260
Goodwill	46,322	37,416

Total assets	€603,615	€555,631

Liabilities and shareholders equity:
Current liabilities:
Accounts payable	€209,448	216,614
Billings in excess of costs and estimated earnings	27,217	26,568
Accrued and other liabilities	15,331	10,389
Income and other taxes payable	20,482	26,901
Deferred tax liabilities	274	5,347
Due to related parties	69,659	23,512
Current portion of long-term debt	3,991	1,514
Short-term debt	42,251	32,295
Short-term leasing obligations	2,530	2,562
Derivative contracts	5,227	3,269

Total current liabilities	€396,410	€348,971
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Long-term debt less current portion	12,131	15,188
Long-term leasing obligations	2,243	1,834
Other long term liabilities	5,332	5,716
Deferred tax liabilities	5,879	6,276
Unearned income	869	131

Total liabilities	€422,864	€378,116

Minority interest	228	794

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued, and outstanding, same class and series	87,889	87,889
Additional paid-in capital	41,638	40,338
Accumulated other comprehensive income (loss)	(3,130)	(2,142)
Retained earnings	54,126	50,636

Total shareholders’ equity	€180,523	€176,721

Total liabilities and shareholders’ equity	€603,615	€555,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues	€128,643	€129,228	€406,602	€331,170
Cost of revenues	97,953	101,751	312,857	257,773

Gross profit	€30,690	€27,477	€93,745	€73,397

General and administrative	10,529	10,410	36,946	26,825
Sales and marketing	4,569	3,659	12,816	12,335
Research and development	4,105	4,469	13,864	11,652
Depreciation and amortization	2,360	1,555	7,523	5,541

Total operating expenses	€21,563	€20,093	€71,149	€56,353

Income from operations	9,127	7,384	22,596	17,044
Financial income	2,229	2,249	8,009	7,924
Financial expense	(6,421)	(5,959)	(17,125)	(12,754)

Total other income (expense)	(4,192)	€(3,710)	(9,116)	€(4,830)

Income before income taxes	4,935	3,674	13,480	12,214
Income tax expense (benefit)	1,033	420	1,266	2,328

Net income before minority interest	€3,902	€3,254	€12,214	€9,886

Loss/(Profit) attributable to minority interests	(302)	610	50	592

Net income	€3,600	€3,864	€12,264	€10,478

Earnings per share
Basic and diluted net income per share	€0.12	€0.13	€0.42	€0.36

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100
The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues	€8,627	€5,259	€24,014	€17,155
Cost of revenues	(3,862)	(1,621)	(11,851)	(7,567)
General and administrative	(1,679)	(1,469)	(5,218)	(4,434)
Financial income (expense), net	(915)	(597)	(1,616)	(678)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Nine Months Ended
	September 30,
	2007	2006
Cash flows from operating activities:
Net income	€12,264	€10,478
Adjustments to reconcile net income to net cash provided by operating activities	7,263	9,591
Change in operating assets and liabilities, net of amounts acquired	(85,592)	(68,531)
Change in operating assets and liabilities due to temporary joint ventures	(5,200)	(3,462)

Net cash provided by (used in) operating activities	€(71,265)	€(51,924)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,045	3,183
Due from related parties	22,917	27,494
Acquisition of subsidiaries, net of cash	(6,997)	(40,719)
Purchase of property, plant & equipment	(4,152)	(2,398)
Disposal / (Acquisition) of investments	260	684

Net cash provided by (used in) investing activities	€20,073	€(11,756)

Cash flows from financing activities:
Proceeds from long-term debt	2,193	2,244
Repayment of long-term debt	(4,942)	(11,084)
Proceeds from short-term debt	25,712	16,260
Repayment of short-term debt	(15,756)	(7,395)
Due to related parties	52,824	30,278
Dividend paid	(8,774)	—
Proceeds (repayment) of long term liabilities	(711)	(400)

Net cash provided by financing activities	€50,546	€29,903

Net increase (decrease) in cash and cash equivalents	€(646)	€(33,777)
Net effect of foreign exchange in cash and cash equivalents	(273)	(556)
Cash and cash equivalents at the beginning of period	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214

Cash and cash equivalents at the end of period	€68,313	€45,677

Supplemental disclosure of cash information
Cash paid for the period:
Interest	€8,820	€5,779
Income tax	2,098	1,019

Non-cash transactions:
Capital leases	€2,546	€1,373
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

			Additional		Accumulated Other	Total
	Ordinary Shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Income / (Loss)	Equity
Balance, December 31, 2006	29,247,100	€87,889	€40,338	€50,636	€(2,142)	€176,721
Comprehensive income:
Net Income	—	—	—	12,264	—	12,264
Foreign currency translation adjustment	—	—	—	—	(1,109)	(1,109)
Effective portion of cash-flow hedges, net of tax of € 19	—	—	—	—	121	121

Total comprehensive income						11,276
Amortization of formula-based stock compensation plan	—	—	1,129	—	—	1,129
Parent Company stock purchase plan expense	—	—	171	—	—	171
Dividends paid	—	—	—	(8,774)	—	(8,774)

Balance, September 30, 2007	29,247,100	€87,889	€41,638	€54,126	€(3,130)	€180,523

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company engaged in securing a sustainable and secure world and specialized in providing high value-added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.
     The results of operations for the nine-month period ended September 30, 2007 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007 (“Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Financial Instruments
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. We generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro. In addition, the Company has entered into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although all forward exchange contracts and interest rate caps are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
     Additionally, the Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional nor local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and, similar to freestanding derivatives, is recorded at fair value within the balance sheet, with related gains and losses recorded in earnings.
Segments
     Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company changed, effective January 1, 2007, its internal reporting structure and, from such date, has five reportable segments consisting of the following: Energy, Transportation, Environment, Public Administration, and Global Services. Prior period segment information has been restated to conform to current year presentation.
3. Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required initially to recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
     On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the “fair value option,” or “FVO”). Under Statement 159, entities that elect the FVO will report unrealized gains and losses in earnings. Statement 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
4. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term contracts.
     These joint ventures are variable interest entities, as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
     As of September 30, 2007, total assets coming from these consolidated entities amounted to € 33,254. Total revenue recognized with respect to these consolidated joint ventures was € 6,792, including € 4,549 of revenues of other venture partners in these arrangements, during the three months ended September 30, 2007, and € 22,542, including € 15,506 of revenues of other venture partners in these arrangements, during the nine months ended September 30, 2007. During the corresponding periods in 2006, revenue recognized with respect to these consolidated joint ventures was € 11,423, including € 8,441 of revenues of other venture partners in these arrangements, during the three months ended September 30, 2006, and € 27,183, including

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
€ 20,009 of revenues of other venture partners in these arrangements, during the nine months ended September 30, 2006.
     Total cost of revenues recognized with respect to these consolidated joint ventures was € 5,794, including € 4,035 of costs of other venture partners in these arrangements, during the three months ended September 30, 2007, and € 22,010, including € 15,371 of costs of other venture partners in these arrangements, during the nine months ended September 30, 2007. During the corresponding periods in 2006, cost of revenues recognized with respect to these consolidated joint ventures was € 11,969, including € 8,792 of costs of other venture partners in these arrangements, during the three months ended September 30, 2006, and € 27,413, including € 20,061 of costs of other venture partners in these arrangements, during the nine months ended September 30, 2006. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. As of September 30, 2007, the Company’s maximum exposure to loss related to performance guarantees given by Telvent as a result of its involvement with the UTEs that are not consolidated is € 1,099.
5. Inventory
     Inventory consists of the following:

	As of	As of
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Raw Materials	€4,794	€3,221
Work-in-progress	25,592	16,053

	€30,386	€19,274

6. Acquisitions
Acquisition of Telvent BBS
     On April 26, 2006, the Company acquired 80% of the issued and outstanding shares of Beijing Blue Shield High & New Tech. Co., Ltd., a Beijing-based leading provider of IT services and solutions for traffic management and consulting, and airport/seaport security (now called Telvent – BBS High & New Tech. Beijing Co., Ltd., or “Telvent BBS”). The purchase price of this acquisition was Rmb 32 million (€ 3,184).
     The purchase price allocation was finalized during the second quarter of 2007, resulting in a change in the carrying value of the assets acquired and liabilities assumed previously reported. The following is a summary of the final allocation of the total purchase price (in thousands of Euros):

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

As of
April 26,
2006
Cash and cash equivalents	€159
Current Assets	2,776
Tangible Assets	87
Liabilities Assumed	(2,200)
Intangible Assets (software technology)	1,437
Goodwill	1,428
Deferred tax liability	(503)

Total purchase price	€3,184

Acquisition of Telvent Farradyne
     On July 1, 2006, the Company’s subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), completed the acquisition of 100% of the shares of PB Farradyne Inc., (now called Telvent Farradyne, Inc.) and the assets of the Farradyne traffic division of Parsons Brinckeroff Quade & Douglas, Inc. The total purchase price for the Farradyne business was U.S. $ 39,319 (€ 30,929).
     The Company has finalized the purchase price allocation to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”), resulting in a change in the carrying value of the net assets acquired and liabilities assumed previously reported. The excess of the purchase price over the preliminary fair value of the net assets acquired has been allocated to goodwill. The following is a summary of the purchase price allocation at the date of acquisition (in thousands of Euros):

As of
July 1,
2006
Current Assets	€14,784
Tangible Assets	563
Liabilities Assumed	(5,236)
Intangible Assets:
Customers contracts and relationship	9,361
Software technology	1,416
Brand names	1,731
Goodwill	12,688
Deferred tax liabilities	(4,378)

Total purchase price	€30,929

Acquisition of Caseta Technologies
On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed a stock purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development,

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The total purchase price for the acquisition of Caseta includes: (a) U.S. $ 9,000 (€ 6,918) paid on the closing; (b) contingent and variable earn-out payments which may become due to the sellers in each of the years 2008 and 2009, subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, and subject to a maximum aggregate amount of U.S. $ 4,375; (c) secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007, 2008, 2009 and 2010; and (d) post-closing working capital adjustment payments of up to a maximum payment of U.S. $ 900. On September 14, 2007, Telvent Traffic made a post-closing adjustment payment in the amount of U.S. $ 604.4. The calculation of the post-closing working capital adjustment payments are based in part on the amount of the closing date accounts receivable that are collected after the closing. If additional closing date accounts receivable are collected, additional adjustment payments will be made up the maximum aggregate amount for all adjustment payments of U.S. $ 900. There is an overall limit of U.S. $ 20,728 on the aggregate purchase price. Telvent is not required to make any future payments which would cause the aggregate purchase price to exceed that limit.
     With respect to the secondary earn-out payments, the stock purchase agreement provides for preliminary payments to be made once Caseta reaches a certain preliminary bookings target. Under the agreement, any such preliminary payments are to be paid into an escrow and are not to be released to the sellers until the overall bookings target is reached. If Caseta does not achieve the overall bookings target, the preliminary payments paid into escrow will be returned to Telvent. A portion of the purchase price has been paid into escrow and will serve as security for the sellers’ indemnity obligations to Telvent under the purchase agreement.
     The Company is currently performing the purchase price allocation with respect to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess of the purchase price over the preliminary fair value of the net assets acquired has been allocated entirely to goodwill. Such allocation may be modified within the allocation period allowed by SFAS 141, as the Company is currently finalizing the determination of the fair value of any identifiable intangible assets. The following is a summary of the preliminary purchase price allocation at the date of acquisition (in thousands of Euros):

As of
April 27,
2007
Cash and cash equivalents	€188
Current Assets	1,230
Tangible Assets	108
Liabilities assumed	(2,170)
Goodwill	8,297

Total purchase price	€7,653

     The results of operations of Caseta have been included in the Company’s Transportation segment from the date of its acquisition.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
7. Long-term and short-term debt
     On April 19, 2007, the Company’s subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into an agreement to amend its credit agreement dated May 2, 2003, with LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch. The credit agreement was amended to reduce the amount available under Facility A to U.S. $ 3,000 and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. The credit agreement is described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007.
     On April 24, 2007, the Company’s subsidiary, Telvent Traffic North America Inc., entered into an agreement to amend its credit agreement with LaSalle Bank National Association dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of U.S. $ 25,000. The credit agreement is described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC March 30, 2007. By an amending agreement dated July 31, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended through November 30, 2007. As of September 30, 2007, the amount outstanding under this credit agreement was € 17,632.
8. Financial Instruments
     The following table provides quantitative information about the Company’s outstanding derivative financial instruments:

	As of September 30, 2007
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:

U.S. Dollars	€2,951	€43,634	€2,429	€42,561
Brazilian Reals	—	—	22	1,973
Canadian Dollars	8	794	48	606
Morocco Dirhams	—	—	1	30
Jordan Dinars	33	715	24	502
Qatari Riyals	77	3,773	132	3,880
Japanese Yen	3	501	—	15
Thai Bahts	82	1,511	151	2,779
Swedish Kronor	—	—	1,965	18,079
Australian Dollars	1	39	—	—
Danish Kroner	—	—	—	510
Euro	25	4,669	455	9,879

	€3,180	€55,636	€5,227	€80,814
Interest rate contracts:
Interest rate caps	613	19,032	—	—

Total	€3,793	€74,668	€5,227	€80,814

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31, 2006
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€165	€8,505	€221	€11,143
Swedish Kronor	1,062	8,691	2,349	18,827
Brazilian Reals	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Qatari Riyals	51	1,768	2	1,072

	€2,406	€59,515	€3,269	€62,085
Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	€78,547	€3,269	€62,085

     On January 1, 2007, the Company started to apply hedge accounting under SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, for all derivative instruments entered into starting January 1, 2007. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the nine-month period ended September 30, 2007, amounted to € (457), and has been recorded within “financial expense.”
     The effective portion of cash flow hedges recorded in other comprehensive income, amounting to € 121, net of tax, will be reclassified to earnings over the next twelve months.
     Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
9. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the performance of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€10,915	€24,511
Credit line receivable	530	23,447

	€11,445	€47,958

Due to related parties:
Trade payables	€11,765	€18,442
Credit line payable	57,894	5,070

	€69,659	€23,512

     On August 1, 2007 the Company amended its bilateral credit arrangement with Abengoa to increase the amount available under this agreement to € 60,000. In addition, Telvent Mexico has a bilateral credit arrangement with Abengoa Mexico whereby it can borrow up to U.S. $ 30,000, leaving a total credit line for Telvent of approximately € 81,200.
     The Company’s net credit line payable under its credit arrangements with Abengoa as of September 30, 2007 was € 57,364, with € 23,836 remaining available to the Company as of this date. The Company incurs no costs and receives no payments under this arrangement unless and until it borrows or loans funds thereunder.
10. Commitments and Contingencies
Commitments
     The final payment of Rmb 6.7 million (€ 651) payable to the sellers under the share purchase agreement with respect to Telvent BBS, was made on November 23, 2007. Discussions with the sellers of Telvent BBS are continuing regarding the resolution of certain claims by Telvent related to the carrying value of net assets purchased.
     The share purchase agreement with respect to the Maexbic acquisition provides for a contingent and variable earn-out payment, up to a maximum of € 625, based on Maexbic meeting certain financial targets over the two-year period ended December 31, 2007. If Maexbic meets the targets, the payment will be due in the second quarter of 2008.
The stock purchase agreement with respect to the Caseta acquisition provides for the following contingent and variable earn-out payments and post-closing adjustments: (a) an earn-out payment subject to Caseta meeting certain annual or accumulated income targets over the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
periods ending December 31, 2007 and 2008, limited to a maximum aggregate amount of U.S. $ 4,375; (b) secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007, 2008, 2009 and 2010; and (c) post-closing working capital adjustment payments of up to a maximum payment of U.S. $ 900. On September 14, 2007, Telvent Traffic made a post-closing adjustment payment in the amount of $ 604.4. The calculation of the post-closing working capital adjustment payments are based in part on the amount of the closing date accounts receivable that are collected after the closing. If additional closing date accounts receivable are collected, additional adjustment payments will be made up the maximum aggregate amount for all adjustment payments of $ 900. There is an overall limit of $ 20,728 on the aggregate purchase price. Telvent is not required to make any future payments which would cause the aggregate purchase price to exceed that limit.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters, including the proceedings related to the El Toyo Project, will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from subcontractors to mitigate this risk. The guarantees generally are not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of September 30, 2007, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
		(Unaudited)

Performance guarantees	€162,221	€5,305	€—
Financial guarantees	2,847	—	—

	€165,068	€5,305	€—

     The maximum potential payments represent a “worse-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
11. Extraordinary Variable Compensation Plan
     On March 22, 2007, as later amended on September 20, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan currently include 31 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the Strategic Plan of Telvent in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 — 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur no later than June 30, 2012, after the verification of the fulfillment of the objectives.
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The total amount available for distribution under this Plan is € 10,480. The compensation only vests and becomes payable after the end of the 5th year of the Plan, but includes the following gradual earning period based on the accomplishment of the established objectives: 10% (2007), 15% (2008), 15% (2009), 30% (2010), and 30% (2011). For the nine-month period ended September 30, 2007, the Company recorded € 771 of compensation expense related to this Plan.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
12. Segments and Geographic Information
     The Company changed, effective January 1, 2007, its internal reporting structure and, from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its effect on different economic sectors together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing services to enable the evolution and control of our customers’ current and future technology needs.

	Nine-Month Period Ended September 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€164,842	€155,174	€26,454	€29,283	€30,849	€406,602
Cost of revenues	129,220	121,180	19,619	24,476	18,362	312,857

Gross profit	€35,622	€33,994	€6,835	€4,807	€12,487	€93,745

Operating income (expense)						(71,149)
Other income (expense), net						(9,116)

Income before income taxes						€13,480

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Three-Month Period Ended September 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€52,470	€50,948	€6,957	€7,226	€11,042	€128,643
Cost of revenues	40,128	39,572	5,478	5,855	6,920	97,953

Gross profit	€12,342	€11,376	€1,479	€1,371	€4,122	€30,690

Operating income (expense)						(21,563)
Other income (expense), net						(4,192)

Income before income taxes						€4,935

	Nine-Month Period Ended September 30, 2006
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€141,964	€121,148	€28,172	€16,329	€23,557	€331,170
Cost of revenues	111,262	96,764	21,750	13,688	14,309	257,773

Gross profit	€30,702	€24,384	€6,422	€2,641	€9,248	€73,397

Operating income (expense)						(56,353)
Other income (expense), net						(4,830)

Income before income taxes						€12,214

	Three-Month Period Ended September 30, 2006
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€57,840	€48,179	€9,862	€7,039	€6,308	€129,228
Cost of revenues	46,114	38,859	7,739	6,117	2,922	101,751

Gross profit	€11,726	€9,320	€2,123	€922	€3,386	€27,477

Operating income (expense)						(20,093)
Other income (expense), net						(3,710)

Income before income taxes						€3,674

     The majority of the net revenues of the joint ventures that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Segment assets of the Company are as follows:

	As of September 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€227,042	€205,252	€29,294	€43,114	€59,953	€564,655
Unallocated assets						38,960

Total assets						€603,615

	As of December 31, 2006
	(Audited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€182,588	€156,793	€26,955	€21,659	€55,357	€443,352
Unallocated assets						112,279

Total assets						€555,631

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the nine months ended September 30, 2007 and 2006, sales outside of Spain comprised 54.2% and 49.9% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)

Europe	€236,550	€182,782
Latin America	54,464	63,770
North America	83,303	53,364
Asia-Pacific	17,012	10,856
Middle-East and Africa	15,273	20,298

	€406,602	€331,170

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Portugal	€4,621	€4,867
North America	1,342	1,009
Latin America	433	431
China	1,895	2,043
Others	207	171

	€8,498	€8,521

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     13. Subsequent events
     Effective October 1, 2007, the Company completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries Matchmind S.L., and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”), a company that specializes in system integration, consulting services and information technology outsourcing, for € 23,000. The remaining shares will be held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately
€ 45,000.
     On October 11, 2007, Telvent Housing S.A. (“Telvent Housing”), a wholly-owned subsidiary of Telvent GIT, S.A. entered into agreements for the sale and leaseback of certain equipment located in four data centers in Spain with ING Lease E.F.C., S.A., Credit Agricole Leasing Sucursal En España and Bancantabria Inversiones, S.A., E.F.C. Under the terms of these agreements, Telvent Housing sold its equipment to the three financial institutions mentioned for an aggregate purchase price of € 26,155 and has simultaneously leased the equipment back from them. The equipment lease agreement will expire on October 11, 2011. Telvent Housing will be responsible for lease payments in the aggregate amount of € 30,117 and payment of all operational and maintenance expenses associated with the Equipment, and will have the option to repurchase the equipment for a residual value of € 0.001 upon expiration.
     On October 18, 2007, the Company’s subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into an agreement to amend its credit agreement, dated May 2, 2003, with ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending, a division of ABN AMRO Bank N.V. Canada Branch). The credit agreement was amended to increase temporarily the amount available under Facility A to U.S. $ 5 million for a period of 30 days from October 18, 2007. A further amendment has been made that will be formalized in the following days to extend the credit limit amendment until December 14, 2007.
     By an amending agreement, dated October 31, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended to December 31, 2007.

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
Results of Operations
     We prepared our consolidated financial statements for the three- and nine-month periods ended September 30, 2007 and September 30, 2006 in accordance with U.S. GAAP.
     Our results of operations for the periods reviewed include the results of operations of our four acquisitions at different times during the periods reviewed:
• On April 26, 2006, we acquired 80% of the issued and outstanding shares of Beijing Blue Shield, High & New Tech. Co., Ltd., now named Telvent-BBS High New Tech. Beijing Co., Ltd. (“Telvent BBS”), a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The results of operations of Telvent BBS, net of minority interest, are therefore reflected in our results of operations for the three- and nine-month periods ended September 30, 2007, but only from April 26, 2006 to September 30, 2007 in the corresponding nine-month period in 2006.
• On July 1, 2006, we completed the acquisition of 100% of the shares of PB Farradyne Inc, (now called Telvent Farradyne, Inc.) and the assets of the Farradyne traffic division of Parsons Brinckerhoff Quade & Douglas, Inc. The results of operations of Telvent Farradyne are reflected in our results of operations for the three and nine-month periods ended September 30, 2007 but only from July 1, 2006 to September 30, 2007 in the corresponding nine-month period in 2006.

• On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. The results of operations of Maexbic, S.A. are reflected in our results of operations for the three- and nine-month periods ended September 30, 2007, but not in the corresponding periods in 2006.
• On April 27, 2007, we completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The results of operations of Caseta are reflected in our results of operations for the three- and nine-month periods ended September 30, 2007, but not in the corresponding periods in 2006.
The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three and nine-month periods ended on September 30, 2007 and 2006:

	For the three Months Ended September 30,
			Percentage		Percentage	Percentage
			of		of	Change
	2007(1)	2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
Revenues(2)	$182,917	€128,643	100%	€129,228	100%	(0.5)

Cost of revenues(2)	139,279	97,953	76.1	101,751	78.7	(3.7)

Gross profit	43,638	30,690	23.9	27,477	21.3	11.7

General and administrative	14,970	10,529	8.2	10,410	8.1	1.1

Sales and marketing	6,497	4,569	3.6	3,659	2.8	24.9

Research and development	5,837	4,105	3.2	4,469	3.5	(8.1)

Depreciation and amortization	3,356	2,360	1.8	1,555	1.2	51.8

Total operating expenses	30,660	21,563	16.8	20,093	15.5	7.3

Income from operations	12,978	9,127	7.1	7,384	5.7	23.6

Financial income (expense), net	(5,961)	(4,192)	3.3	(3,710)	2.9	13.0

Total other income (expense)	(5,961)	(4,192)	3.3	(3,710)	2.9

Income before income taxes	7,017	4,935	3.8	(3,674)	2.8

Income tax expense	1,469	1,033	0.8	420	0.3

Net income before Minority Interest	5,548	3,902	3.0	3,254	2.5

Loss (Profit) attributable to minority interest	(429)	(302)	0.2	610	0.5

Net income	$5,119	€3,600	2.8	€3,864	3.0	(6.8)

Basic and diluted net income per share	$0.18	€0.12		€0.13

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $ 1.4219 to € 1.00 (based on the noon buying rate on September 28, 2007). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended September 30, 2007 and 2006 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the three-month periods ended September 30, 2007 and 2006 were € 4.5 million and € 8.4 million, respectively, while cost of revenues were € 4.0 million and
€ 8.8 million, respectively, for the same periods.

	For the Nine Months Ended September 30,
			Percentage		Percentage	Percentage
			of		of	Change
	2007(1)	2007	Revenues	2006	Revenues	2006-2007

	(Euros in thousands, except percentages)
Revenues(2)	$578,147	€406,602	100%	€331,170	100%	22.8

Cost of revenues(2)	444,851	312,857	76.9	257,773	77.8	21.4

Gross profit	133,296	93,745	23.1	73,397	22.2	27.7

General and administrative	52,534	36,946	9.1	26,825	8.1	37.7

Sales and marketing	18,223	12,816	3.2	12,335	3.7	3.9

Research and development	19,713	13,864	3.4	11,652	3.5	19.0

Depreciation and amortization	10,697	7,523	1.9	5,541	1.7	35.8

Total operating expenses	101,167	71,149	17.5	56,353	17.0	26.3

Income from operations	32,129	22,596	5.6	17,044	5.1	32.6

Financial income (expense), net	(12,962)	(9,116)	2.2	(4,830)	1.5	88.7

Total other income (expense)	(12,962)	(9,116)	2.2	(4,830)	1.5

Income before income taxes	19,167	13,480	3.3	12,214	3.7

Income tax expense	1,800	1,266	0.3	2,328	0.7

Net income before Minority interest	17,367	12,214	3.0	9,886	3.0

Loss (Profit) attributable to minority interest	71	50	0.0	592	0.2

Net income	$17,438	€12,264	3.0	€10,478	3.2	17.0

Basic and diluted net income per share	$0.60	€0.42		€0.36

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $ 1.4219 to € 1.00 (based on the noon buying rate on September 28, 2007). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the nine-month periods ended September 30, 2007 and 2006 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the nine-month periods ended September 30, 2007 and 2006 were € 15.5 million and € 20.0 million, respectively, while cost of revenues were € 15.4 million and € 20.1 million, respectively, for the same periods.

Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     New contract bookings for the nine months ended September 30, 2007, were € 446.9 million, an increase of € 30 million, or 7.2%, from new bookings of € 416.9 million for the nine months ended September 30, 2006.
     Backlog as of September 30, 2007, was € 515.7 million, an increase of € 22.6 million, or 4.6%, from a backlog of € 493.1 million as of September 30, 2006. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
September 30,	September 30,	Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€ 128,643	€129,228	(0.5)%

Nine Months Ended	Nine Months Ended	Percent
September 30,	September 30,	Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€ 406,602	€331,170	22.8%
     The increase in our revenues for the nine-month period ended September 30, 2007 over the corresponding period in 2006 was due primarily to organic growth in all of our segments, except Environment, and the effect of the revenues from the companies we acquired in 2006 and 2007 in our Transportation segment. Telvent BBS, Telvent Farradyne, Maexbic and Caseta contributed € 0.3 million, € 28.5 million, € 3.7 million, and € 1.5 million, respectively, in revenues in the first nine months of 2007, with a contribution of € 0.5 and € 7.7 million from Telvent BBS and Telvent Farradyne, respectively, in the same period of 2006 .
     In the nine-month period ended September 30, 2007, we also consolidated additional revenues of € 15.5 million relating to other joint venture partners, and € 20.0 million in the corresponding period of the prior year. In addition, our revenues have been significantly affected by changes in the foreign exchange rate, in particular the depreciation of the U.S. and Canadian Dollars versus the Euro. The effect of foreign exchange impact on our revenues amounted to approximately € 7 million.
     Our revenues experienced a slight decrease in the three month period ended September 30, 2007 over the corresponding period in 2006 mainly due to a decrease in revenues from our oil and gas activity in Mexico, caused by difficulties in the period with one of our largest customers.

Cost of Revenues

Three Months Ended		Three Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 97,953	76.1%	€101,751	78.7%	(3.7)%

Nine Months Ended		Nine Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 312,857	76.9%	€257,773	77.8%	21.4%
     Cost of revenues decreased slightly as a percentage of revenues both in the quarter and in the nine-month period ended September 30, 2007, year-over-year. Cost of revenues for the three-month and the nine-month periods ended September 30, 2007 included € 4.0 million and € 15.4 million, respectively, due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. For the quarter and the nine-month period ended September 30, 2006, such contribution represented € 8.8 million and € 20.1 million, respectively. Excluding the effect of the consolidation of our temporary joint-venture consortiums, our gross margins for the quarter and the nine-month period ended September 30, 2007 would have been 24.3% and 23.9%, respectively; and 23.0% and 23.6% for the same periods of the previous year.
General and Administrative

Three Months Ended		Three Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 10,529	8.2%	€10,410	8.1%	1.1%

Nine Months Ended		Nine Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 36,946	9.1%	€26,825	8.1%	37.7%
     Our general and administrative expenses remained fairly constant from the three-month period ended September 30, 2006 to the three-month period ended September 30, 2007 but increased significantly from the nine-month period ended September 30, 2006 to the nine-month period ended September 30, 2007. The consolidation of general and administrative costs from the companies we acquired in 2006 and 2007, Telvent BBS, Telvent Farradyne, Maexbic and Caseta, amounted to € 0.3 million, € 6.2 million, € 0.3 million and € 0.2 million, respectively, for the nine-month period ended September 30, 2007. The corresponding contribution of these companies in the same period of the prior year amounted to € 0.3 million from Telvent BBS and € 1.7 million from Telvent Farradyne. Telvent Farradyne is incurring significant general and administrative expenses as a result of its integration process.

     Furthermore, the establishment of a branch office in Sweden to carry out the Smart Metering Management (SMM) Vattenfall project has contributed to an increase in general and administrative expenses period-to-period.
     Additionally, during the nine-month period ended September 30, 2007, we have included in general and administrative expenses the accrual for our extraordinary variable compensation plan which amounted to € 0.8 million, with no corresponding effect in the prior year.
Sales and Marketing

Three Months Ended		Three Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 4,569	3.6%	€3,659	2.8%	24.9%

Nine Months Ended		Nine Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 12,816	3.2%	€12,335	3.7%	3.9%
     The decrease in our sales and marketing expenses as a percentage of revenues from the nine-month period ended September 30, 2006, to the nine-month period ended September 30, 2007, was primarily the result of higher selling expenses and sales personnel costs incurred in 2006 in connection with our efforts to develop our traffic business in North America and the consolidation of our presence in new regions such as the Middle-East and Africa. The increase in sales and marketing expenses in the quarter is mainly due to the consolidation of our newly acquired businesses, Maexbic and Caseta, which contributed € 568 in the third quarter of 2007, with no corresponding contribution in the corresponding period of the prior year.
Research and Development

Three Months Ended		Three Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 4,105	3.2%	€4,469	3.5%	(8.1)%

Nine Months Ended		Nine Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 13,864	3.4%	€11,652	3.5%	19.0%
     Our research and development expenses remained fairly constant as a percentage of revenues for the nine-month and three-month period ended September 30, 2007, over the corresponding periods in 2006. We strive to reach and maintain an approximate level of investment in research and development of 4% as a percentage of revenues, excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we have acquired. A number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.
Depreciation and Amortization

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 2,360	1.8%	€1,555	1.2%	51.8%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 7,523	1.9%	€5,541	1.7%	35.8%
     Our depreciation and amortization expense increased both from the three- and nine-month periods ended September 30, 2006 to the three- and nine-month periods ended September 30, 2007, mainly due to the non-cash amortization expense resulting from intangible assets identified and recognized in our purchase price allocations for our acquisitions, such as backlog (customer contracts), software and purchased technology and customer relationships. In addition, the increase is due to an increase in depreciation expense coming from our capital leases. The amortization expense related to intangibles identified and recognized in our purchases was € 0.8 million and € 2.3 million in the three- and nine-month periods ended September 30, 2007, respectively, and € 0.4 million and € 1.7 million, respectively, in the corresponding periods of the prior year.
Financial Income (Expense), Net

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ (4,192)	3.3%	€(3,710)	2.9%	13.0%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ (9,116)	2.2%	€(4,830)	1.5%	88.7%
     Net financial expense increased significantly from the nine-month period ended September 30, 2006 to the nine-month period ended September 30, 2007, primarily due to the increase in our indebtedness under the credit arrangement with Abengoa to finance our working capital requirements, the interest generated under the new credit agreement with LaSalle Bank to partially finance our Telvent Farradyne and Caseta acquisitions.
     Financial expense amounted to € 17.1 million and € 12.8 million during the nine-month periods ended September 30, 2007 and 2006, respectively, while financial income amounted to € 8.0 million and € 7.9 million for the same periods, respectively. Included in financial expense is the impact of the mark-to-market of our derivatives, which amounted to € (1.4) million and € (0.8) million for the nine-month periods ended September 30, 2007 and 2006, respectively.
Segment Analysis
     The Company changed, effective January 1, 2007, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its effect on different economic sectors together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended September 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€52,470	€50,948	€6,957	€7,226	€11,042	€128,643
Gross Profit	12,342	11,376	1,479	1,371	4,122	30,690
Gross Margin	23.5%	22.3%	21.3%	19.0%	37.3%	23.9%

	Three Months Ended September 30, 2006
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€57,840	€48,179	€9,862	€7,039	€6,308	€129,228
Gross Profit	11,726	9,320	2,123	922	3,386	27,477
Gross Margin	20.3%	19.3%	21.5%	13.1%	53.7%	21.3%

	Nine Months Ended September 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€164,842	€155,174	€26,454	€29,283	€30,849	€406,602
Gross Profit	35,622	33,994	6,835	4,807	12,487	93,745
Gross Margin	21.6%	21.9%	25.8%	16.4%	40.5%	23.1%

	Nine Months Ended September 30, 2006
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€141,964	€121,148	€28,172	€16,329	€23,557	€331,170
Gross Profit	30,702	24,384	6,422	2,641	9,248	73,397
Gross Margin	21.6%	20.1%	22.8%	16.2%	39.3%	22.2%
     Energy

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€52,470	€57,840	€164,842	€141,964
Gross Profit	12,342	11,726	35,622	30,702
Gross Margin	23.5%	20.3%	21.6%	21.6%
Revenue growth rate over prior period	(9.3)%		16.1%
     Our Energy segment revenues in the nine-month period ended September 30, 2007, increased by € 22.8 million, to € 164.8 million, or 16.1% year-over-year, mainly due to good business performance in our electricity business in Europe and North America and oil and gas in North America. In the third quarter, however, revenues dropped by € 5.4 million, or 9.3%, year-over-year, mainly due to a lower contribution coming from our oil and gas business operations in Mexico. Such shortfall in the third quarter is also highlighted by the fact that the Vattenfall project in our electricity business in Europe has contributed revenues in both periods presented, thus not causing the increases quarter-over-quarter that have been presented throughout the year.
     Backlog, as of September 30, 2007, for our Energy segment amounted to € 143.7 million.
     Oil & Gas
     In the nine months ended September 30, 2007, revenues in our oil and gas business amounted to € 47.7 million, while revenues in the same period of 2006 were € 57.6 million, a decrease of 17.2% year-over-year. The decrease is primarily attributable to slower activity in the Mexican market and also to the fact that most of our revenues in this sub-segment are recorded in U.S. Dollars, which has depreciated against the Euro.
     In North America, revenues increased by 30.6% when comparing the nine months ended September 30, 2007, with the nine months ended September 30, 2006. However, our gross margin decreased from 34.5% in the nine-month period ended September 30, 2006, to 28.5% in the nine month period ended September 30, 2007, due to several reasons, including: falling U.S. Dollar revenues on warranty contracts renewed in 2006 for performance in 2007; the mix of the lower margin professional services business, where we are establishing a new service offering; and the effect of two larger projects receiving new releases of OASyS DNA 7.5 and GMAS (Gas Measurement and Accounting Suite), which demanded higher than expected commissioning efforts. We believe that our oil and gas customers in the North American market are continuing with their plans for investments, including upgrades of existing Telvent solutions.
     Revenues in Mexico have decresed by 64.7% in the nine-month period ended September 30, 2007, compared with the same period in 2006 and gross margins have been negative in the period in this region as a result of difficulties encountered in one of our major projects with Pemex. These challenging times will continue in the short term while we are currently focused on closing several projects. However, as this situation stabilizes, we are optimistic about the prospect for new contracts in the region and with this particular customer.
     In the rest of Latin America, oil and gas revenues increased by 37.6% for the nine-month period ending September 2007, compared to the same period in 2006. This increase can be attributed to an overall resurgence in oil and gas activity along with our strong market share in the region. We expect the upward trend in revenues to continue, based on a strong bookings forecast for the fourth quarter of 2007 and 2008.
     The Asia-Pacific region, and particularly China, continues to be a market with a high rate of ongoing infrastructure investment. Oil and gas revenues in the region have declined by 13.4% for the nine-month period ending September 2007, compared to the same period in 2006. However, we believe that this decline is temporary; while we complete the Beijing National Master Control Center project for all of PetroChina’s domestic oil and liquids pipelines and pursue our strategy to diversify the customer base to include Sinopec and CNOOC, the two other major oil and gas companies in China.
     Revenues in Europe and the Middle East have declined by 17.7% for the nine-month period ended September 30, 2007, compared to the same period in 2006. We believe that this decline is also temporary, as we wind down two large projects in Egypt and Turkey and expect significant projects to be realized in the region. We anticipate that prospects for the region will continue to grow on the strength of world oil prices with many new projects under development for 2008 and beyond.
     Electricity
Our revenues for the electric utility business for the nine-month period ended September 30, 2007, amounted to € 117.1 million, while revenues in the same period of 2006 were € 84.3 million, a significant increase of 38.9%. This was mainly due to the contribution of the Smart Metering project for Vattenfall in Sweden, which has contributed more than € 45.0 million in revenues during the nine month period ended September 30, 2007. In addition, our gross margin also increased from 23.7% for the nine-month period ended September 30, 2006 to 25.1% for the same period in 2007 also due to an improvement in margins during the current phase of the Vattenfall project. Our revenues increased only slightly, by 3.7%, in the three-month period ended September 30, 2007, due to a lower contribution from our Africa and Middle East region.
     Our revenues in the European region for the nine-month period ended September 30, 2007, increased by 73.0% reaching € 67.3 million in 2007 in comparison to € 38.9 million for the same period of 2006, mostly as a result of our Vattenfall project. In Sweden, we continue performing the two new extensions of this project. We expect that this project will continue to generate a significant amount of revenues during the rest of 2007 and the first half of 2008. In Spain, our automation projects with Adif and Red Eléctrica and the implementation of our systems in bioethanol and solar power plants generated significant contributions to revenues.
     In North America, our electric utility business revenues for the nine months ended September 30, 2007 increased by 19.9%, in comparison to the nine months ended September 30, 2006. In this region, our geographical information systems and data acquisition subsystems products divisions continued to deliver strong growth.
     In Latin America, we also had an important growth in revenues, from € 20.6 million for the nine-month period ended September 30, 2006 to € 25.9 million for the same period of 2007. This increase is mainly due to good business performance in Mexico, and in Brazil, mainly due to the higher investment in Automation projects associated with the new transmission power lines being built in the country. We also maintain a high backlog in this region, so we are optimistic about the growth in this area.
     In our Middle East and Africa region, our revenues decreased from € 7.3 in the nine-month period ended September 30, 2006 to € 1.6 million in the nine-month period ended September 30, 2007, mostly as a result of lower revenues coming from our project in Tunisia. This project continues to generate problems because of the difficulties we are experiencing in obtaining system acceptance. These delays and problems are bringing some margin pressures in the current year; however, in the last two months, the situation has become more stable and we are making progress in the acceptance of the project. We anticipate that we will be able to receive final system acceptance for the project in the first quarter of 2008.

     Transportation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
		(Euros in thousands, except percentages)
Revenues	€50,948	€48,179	€155,174	€121,148
Gross Profit	11,376	9,320	33,994	24,384
Gross Margin	22.3%	19.3%	21.9%	20.1%
Revenue growth rate over prior period	5.7%		28.1%
     Our Transportation segment revenues for the three months ended September 30, 2007, increased by 5.7%, as compared to the three months ended September 30, 2006, and by 28.1% during the first nine months of 2007, compared to the same period in 2006. The increase in revenues in both periods resulted from good business performance in Spain, Latin America and Asia and from the acquisitions completed during 2006 and 2007 in the United States and China. Our gross margin during the third quarter of 2007 was 22.3%, a significant increase compared to 19.3% in the same period in 2006. In the nine-month period, our gross margin increased from 20.1% to 21.9%.
     Most of our temporary joint ventures are in our Transportation segment. Excluding the impact of the consolidation of revenues and cost of revenues of other joint venture partners, our revenues in this segment increased by 12.5% in the third quarter year-over-year. Our gross margin excluding this effect was 24.1% for the nine-month period ended September 30, 2007, compared to the 23.4% for the same period in 2006.
     In Europe, the majority of our projects are being executed in Spain. A significant increase is observed in revenues, in both traffic and transit activities. The total revenues during the nine months ended September 30, 2007 were € 96.4 million, in comparison to € 87.7 million for the same period in 2006. Maintenance and operation contracts with General Direction of Traffic (“DGT”), municipalities and transit operators and also significant projects in the new infrastructures, such as new freeway tunnels in Madrid and Madrid’s new Metro lines and light-trains which are providing a significant portion of these revenues. We have maintained a strong backlog with new projects for ITS systems, the speed/light-enforcement projects for DGT and municipalities, and continuation of traffic and transit activities in Madrid, Alicante, Seville and Valladolid and for railway infrastructure operators. The new project for the national enforcement center, which was awarded to a joint venture in which Telvent is a member, provides an opportunity to increase our activities in backoffice works and operation, consistent with our strategy.
     In North America, our revenues were € 30.1 million during the first nine months of 2007, compared to € 9.3 million in the corresponding period of the prior year. These revenues come from the activities of Telvent Farradyne, acquired in July 2006 for traffic and transportation projects, and Caseta Technologies, acquired in April 2007 for electronic tolling systems. Some relevant projects in this area are the design and delivery of regional 511 traveller information systems in California, the operation of traffic management centers for Departments of Transportation in Florida, Missouri, New York and Virginia, and the design and construction engineering inspection services to support ITS for the Florida Department of Transportation. Caseta Technologies revenues come from maintenance contracts for Metropolitan Transportation Agency in New York on the tolling systems in bridges and tunnels to Manhattan, and from its main project to design, develop and install an open road tolling system for the Central Texas Regional Mobility Authority.

     In Latin America, our revenues for the nine-month period ended September 30, 2007 have remained fairly constant in comparison to the same period in 2006. Our total revenue of € 12.8 million during the nine months in 2007 reflects a solid position with existing customers and maintenance activities in Brazil and Argentina. Our revenues have increased in Brazil and Mexico, but have decreased in the rest of Latin America, mostly as a result of significant projects for railway and ticketing in Venezuela, which contributed significantly in the year 2006, with no corresponding contribution in 2007. The vessel traffic control projects and Metro of Monterrey system in Mexico, the urban traffic control (“UTC”) system in Panama City and IAFE and Metro of Valencia projects in Venezuela have contributed to revenues in the quarter.
     In the Asia-Pacific region, we continue working in the urban traffic centers of Urumqi, XinXiang, Erdos and Bayanour, in China, and Mumbai, in India. We experienced a significant increase in revenues in this region with a total amount of € 8.8 million for the first nine months of 2007, which represents a 79.1% increase year-over-year.
     In the Middle-East and Africa region, our urban traffic center project, in Beirut, Lebanon, is progressing despite the difficult political situation in the country. This project contributed the majority of the revenue in this region during the nine months ended September 30, 2007, which experienced a 34.1% increase when compared to the same period in 2006. However, our margins in this project may be slighly affected as a result of the delays suffered.
     Backlog, as of September 30, 2007, for our Transportation segment amounted to € 205.4 million.
     Environment

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€6,957	€9,862	€26,454	€28,172
Gross Profit	1,479	2,123	6,835	6,422
Gross Margin	21.3%	21.5%	25.8%	22.8%
Revenue growth rate over prior period	(29.5)%		(6.1)%
     Revenues generated in our Environment segment in the three-month period ended September 30, 2007, decreased by 29.5% over the same period of 2006, from € 9.9 million in the third quarter of 2006 to € 7.0 million in the third quarter of 2007. In the nine-month period ended September 30, 2007, revenues in Environment sector were € 26.5 million, a 6.1% decrease from the same period in 2006. Gross margin in the third quarter remained fairly constant, from 21.5% in 2006 to 21.3% in 2007; however, when comparing the first nine months of 2007 to the same period in 2006, gross margins increased from 22.8% to 25.8%.
     In Europe, our revenues decreased from € 12.0 million for the first nine months of 2006, to € 11.4 million for the same period in 2007. This was mainly due to the significant contribution to revenues in the first quarter of 2006 of two large contracts with the Spanish Meteorological Institute (the Weather Radar modernization contract and a contract for the Improvement of Meteorological Systems in 40 Spanish airports).
     In our North America region, our Environment segment revenues for the three months ended September 30, 2007, increased by 20.0% over the same period in 2006. However, for the nine months ended September 30, 2007, revenues decreased by 21.2% when compared to the same period in 2006. This decrease was mainly due to the combination of a larger contribution of the Alberta Road Weather Information System (“RWIS”) project during the first six months of 2006.
     In our Latin America region, for the nine-month period ended September 30, 2007 revenues amounted to € 2.3 million, a 37.9% increase over the same period in 2006. This growth comes from the contribution of the ongoing Water SCADA project for Copasa (Brazil) and the Aviation Weather project in Venezuela. However, our margins decreased significantly in the quarter as a result of difficulties encountered with a significant project in Peru.
     In the Middle East & Africa region, revenues decreased from € 7.8 million in the first nine months of 2006 to € 5.8 million in the same period of 2007. The completion of the large National AWOS Program for the DGCA in Kuwait has resulted in lower revenues in the third quarter of 2007. However, in July 2007, we signed a new contract with Kahramaa, the Qatari water and electricity utility company. Under this 5.5 million euro contract we will provide consulting services to Kahramaa for a period of four years on ways to enhance its drinking water transmission and distribution network.
     Revenues in our Asia-Pacific region increased both quarter-over-quarter and in the nine-month period ended September 30, 2007, compared to the same period in 2006, reaching € 2.8 million for the first nine months in 2007, a 102.1% increase over the same period in 2006. This is due to the contribution of the ongoing Aviation Weather contract for the Indian Meteorological Department and the Modernization of the National AWS Network for the Bureau of Meteorology of Australia.
     Backlog, as of September 30, 2007, for our Environment segment amounted to € 51.8 million.
Public Administration

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€7,226	€7,039	€29,283	€16,329
Gross Profit	1,371	922	4,807	2,641
Gross Margin	19.0%	13.1%	16.4%	16.2%
Revenue growth rate over prior period	2.7%		79.3%
     Revenues in our Public Administration segment in the nine-month period ended September 30, 2007, increased by 79.3% over the same period of 2006, from € 16.3 million to € 29.3 million, primarily due to the consolidation of our presence in e-government applications and our expansion in the healthcare sector.
     Gross margin in the nine-month period ended September 30, 2007, was 16.4%, slightly higher than the 16.2% that we achieved in the same period of 2006. However, our gross margin for the third quarter of 2007 was 19.0%, compared to 13.1% in the third quarter of 2006.
     In Europe in this segment we only operate in Spain. We have expanded our presence in the Cantabria regional government in Spain and our Healthcare division has seen a significant increase with respect to the same period of the previous year. As a result, our revenues in Spain for the first nine months of 2007 have significantly increased up to € 28.1 million, a 74.1%

increase over the same period in 2006. We continue to implement the contract in Spain, awarded in June 2007, between the central government and our Homeland Security and Government division, for the supply and implementation of the specialized personalization equipment for the new electronic identity document for the whole country.
     In our Latin America segment, we have been awarded in the third quarter of 2007 a contract in the Healthcare sector in the Dominican Republic for the development and implementation of hospital information systems.
     Backlog, as of September 30, 2007, in our Public Administration segment amounted to € 44.1 million.
     Global Services

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€11,042	€6,308	€30,849	€23,557
Gross Profit	4,122	3,386	12,487	9,248
Gross Margin	37.3%	53.7%	40.5%	39.3%
Revenue growth rate over prior period	75.0%		31.0%
     Our Global Services segment grew 75.0% in the three-month period ended September 30, 2007, and 31.0% in the nine-month period ended September 30, 2007, when compared with the corresponding periods of the prior year. This growth reflects the increase in the performance of larger contracts. Both bookings and backlog have significantly increased during the year and thus, the monthly recurrent execution is substantially larger in comparison with previous periods.
     Gross margins in this segment remain stable in the period, amounting to 40.5% during the first nine months of 2007 (up from 39.3% in the same period of 2006). This margin reflects the consolidation of the gross margin for this segment in the year, with the business mix between our data center managed services revenues and the integration services contribution.
     Almost all (98.4%) of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal. In addition, we have purchased, effective October 1, 2007, a majority stake in Matchmind, a Spanish leader in IT Services solutions for a variety of sectors. The acquisition of Matchmind, with more than 1,200 employees and fiscal year 2007 expected revenues of approximately € 70 million, is anticipated to solidify our position as a leader in the IT Services sector in Spain. In addition, the acquisition will accelerate Telvent’s strategic plan of expanding our Global Services capabilities.
Backlog in our Global Services segment as of September 30, 2007 amounted to € 70.7 million.

Geographical Revenues
     The following table identifies our revenues by region during the nine-month periods ended September 30, 2007 and September 30, 2006. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period and the changes may not reflect the long-term direction of our business.

	Nine Months Ended		Percentage
	September 30,		Change
	2007	2006	2006 - 2007
	(Euros in thousands, except percentages )
Europe	€236,550	€182,782	29.4%
Latin America	54,464	63,770	(14.6)%
North America	83,303	53,364	56.1%
Asia-Pacific	17,012	10,856	56,7%
Middle-East and Africa	15,273	20,398	(25.1)%

Total	€406,602	€331,170	22.8%
Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Nine Months Ended September 30,
	2007	2006
	(In thousands)
Net cash provided by (used in) operating activities	€(71,265)	€(51,924)
     Our net cash used in operating activities increased in the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006. For the nine months ended September 30, 2007, we had € 7.3 million of non-cash adjustments to net income, including depreciation and amortization charges of € 9.0 million, compared with € 10.2 million of non-cash adjustments to net income for the nine months ended September 30, 2006, including € 5.8 million of depreciation and amortization charges.
     Working capital and temporary joint ventures used € 90.8 million of our operating cash in the nine months ended September 30, 2007, compared with € 72.0 million in the nine months ended September 30, 2006. The difference between both periods is mainly due to a decrease in our accounts payable in the nine months ended September 30, 2007, than in the same period in the previous year and to a significant increase in our unbilled revenues balance at September 30, 2007, when compared to the previous year end in each period. We expect a significant portion of this unbilled revenue to be billed prior to December 31, 2007.

     The decrease in our operating cash for the nine months ended September 30, 2007, also was due to the increases in our inventory of € 11.1 million; in our accounts and other long-term receivable of € 8.4 million; and due to decreases in our income tax and other tax payable of € 3.9 million; in related parties payable of € 2.4 million; and the increase in our temporary joint venture consortium’s working capital of € 5.2 million. These changes were offset by a decrease in other taxes receivable of € 1.2 million, in our related parties receivable of € 8.8 million, in billing in excess of costs and estimated earnings of € 0.8 million, a decrease in other assets of € 2.4 million and a increase in accounts payable of € 10.0 million and accrued parties payable of € 4.2 million.
     Investing Activities

	Nine Months Ended September 30,
	2007	2006
	(In thousands)
Net cash provided by (used in) investing activities	€20,073	€(11,756)
     Investing activities provided cash during the nine months ended September 30, 2007, while we used cash in these activities in the nine months ended September 30, 2006.
     During the nine months ended September 30, 2007, we received € 22.9 million under our credit arrangement from Abengoa, € 8.0 million due to the deposits that were restricted for use as of December 31, 2006 and € 0.3 million from the disposal of deposits and other investments. We used cash of € 4.2 million for the purchase of property, plant and equipment. Additionally, on April 27, 2007, we paid € 6.9 million as part of the purchase price for Caseta, and on March 29, 2007, we paid € 0.1 million related to the Maexbic acquisition.
     During the nine months ended September 30, 2006, we received € 27.5 million under our credit arrangement from Abengoa, we received € 3.2 million due to the deposits that were restricted for use as of December 31, 2005, and we also received € 0.7 million due to the disposal of short-term deposits. We used cash of € 2.4 million for the purchase of property, plant and equipment. Additionally, we paid € 5.7 million for the remaining 30% of Miner and Miner in February 2006, € 2.3 million for the Beijing Blue Shield acquisition in April 2006, € 2.1 million for the deferred payment on the Almos acquisition, and € 30.6 million for the Farradyne acquisition in July 2006.
     Financing Activities

	Nine Months Ended September 30,
	2007	2006
	(In thousands)
Net cash provided by (used in) financing activities	€50,546	€29,903
     Our financing activities provided more cash in the nine months ended September 30, 2007 than in the nine months ended September 30, 2006.
     During the nine months ended September 30, 2007, we repaid € 4.9 million of long-term debt, including repayments of the current portion of long-term debt on the credit facility with LaSalle Bank, Liscat, Caja Madrid and Bank of Communications. Additionally, we borrowed € 2.2 million of long-term debt under the credit arrangement with LaSalle. We also had net proceeds of € 10.0 million from short-term debt. Additionally, we borrowed € 52.8 million under the credit arrangement with Abengoa, we paid dividends of € 8.8 million to our shareholders and we paid € 0.7 million for long-term liabilities, relating to government loans.
     During the nine months ended September 30, 2006, we repaid € 11.1 million of long-term debt (mainly a repayment of the current portion of long-term debt on the credit facilities with La Salle Bank, Fortis Bank and ING and Liscat banks) and we also repaid € 7.4 million of short-term debt. We also had proceeds of € 16.3 million from short-term debt, which included € 15.8 million borrowed under the credit agreement between Telvent Traffic and La Salle Bank and proceeds of € 2.2 million from long-term debt, which includes € 0.7 million borrowed under a new mortgage loan with the Bank of Communications. Additionally, we borrowed € 30.3 million under our credit arrangement with Abengoa and we paid € 0.4 million for long-term liabilities, mainly relating to government loans.
     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our 2006 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 30, 2007.
     On August 1, 2007 we amended our bilateral credit arrangement with Abengoa to increase the amount avaliable under this agreement to € 60,000. In addition, Telvent Mexico has a bilateral credit arrangement with Abengoa Mexico whereby it can borrow up to U.S. $ 30 million, leaving a total credit line for Telvent of approximately € 81,200. Our net credit line payable under the credit arrangements with Abengoa as of September 30, 2007 was € 57.4 million, with € 23.8 million remaining available as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
     As of September 30, 2007, € 2.8 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     As of September 30, 2007, the amount outstanding with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) under the credit agreement in connection with El Toyo Digital City Project was € 9.4 million.
     On April 19, 2007, our subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into an agreement to amend its credit agreement dated May 2, 2003 with LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch. The credit agreement was amended to reduce the amount available under Facility A to U.S. $ 3 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. The credit agreement is described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on March 30, 2007.
     On October 18, 2007, Telvent Canada entered into an agreement to amend its credit agreement, dated May 2, 2003, with ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending, a division of ABN AMRO Bank N.V. Canada Branch). The credit agreement was amended to temporarily increase the amount available under Facility A to U.S. $ 5 million for a period of 30 days from October 18, 2007.
     On April 24, 2007, the Company’s subsidiary, Telvent Traffic North America Inc., entered into an agreement to amend its credit agreement with La Salle Bank National Association, dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of $ 25 million. By an amending agreement, dated as of October 31, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended to December 31, 2007. As of September 30, 2007, € 17.6 million was outstanding under this agreement.
     By an amending agreement, dated October 31, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended to December 31, 2007.
     As of September 30, 2007, € 0.7 million was outstanding under the financing obtained by our subsidiary Telvent Energia, S.A. with Caja de Ahorros y Monte de Piedad de Madrid, S.A.
     As of September 30, 2007, € 1.0 million was outstanding under the financing obtained by our subsidiary Telvent China with Bank of Comunications.
     On April 11, 2007, our subsidiaries Telvent China and Telvent BBS, entered into a revolving credit facility agreement with Citibank under which they may borrow up to U.S. $ 1 million (€ 0.7 million) and U.S. $ 0.7 million (€ 0.5 million), respectively. The revolving facility matures on April 11, 2008 and bears interest at the prevailing base lending rates published by the People’s Bank of China. As of September 30, 2007, € 0.5 million was outstanding under these facilities.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of September 30, 2007, we had € 162.2 million of these obligations outstanding.

Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the segments in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds from our initial public offering;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.

     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
  Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
   Interest Rate Risk
     We are also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases.

     The following tables provide quantitative information about our foreign exchange contracts by principal currency and our outstanding interest rate contracts as of September 30, 2007 and December 31, 2006.

	As of September 30, 2007
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€2,951	€43,634	€2,429	€42,561
Brazilian Reals	—	—	22	1,973
Canadian Dollars	8	794	48	606
Morocco Dirhams	—	—	1	30
Jordan Dinars	33	715	24	502
Qatari Riyals	77	3,773	132	3,880
Japanese Yen	3	501	—	15
Thai Bahts	82	1,511	151	2,779
Swedish Kronor	—	—	1,965	18,079
Australian Dollars	1	39	—	—
Danish Kroner	—	—	—	510
Euro	25	4,669	455	9,879

	€3,180	€55,636	€5,227	€80,814
Interest rate contracts:
Interest rate caps	613	19,032	—	—

Total	€3,793	€74,668	€5,227	€80,814

	As of December 31, 2006
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€165	€8,505	€221	€11,143
Swedish Kronor	1,062	8,691	2,349	18,827
Brazilian Reals	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Qatari Riyals	51	1,768	2	1,072

	€2,406	59,515	3,269	62,085
Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	78,547	3,269	62,085

     The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     As a result of the increase in our sales outside of Europe, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2006 Annual Report on Form 20-F for the fiscal year ending December 31, 2006, filed with the SEC on March 30, 2007.

D. Internal Controls and Procedures
     As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2006, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15T of our Annual Report on Form 20-F for the year ended December 31, 2006, during this evaluation we identified the following material weakness in our internal control over financial reporting — we have not maintained effective internal controls over the financial statement closing and reporting process in some of our foreign subsidiaries, in particular in the areas of tax and derivative accounting. Solely as a result of this material weakness, our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2006.
     Since the beginning of the year, we have been implementing enhancements to the financial closing process in order to remediate this material weakness. In particular, we have completed the elaboration and training of an accounting manual that will serve to improve the consistency and application of homogeneous accounting principles throughout our Company. The training on this accounting manual was performed during the third quarter of 2007 to all our finance and accounting personnel worldwide. In addition, a two-day training session on the application of U.S. GAAP was held in September 2007 for all our accounting and finance personnel in Spain. We have also performed, at the corporate level, a closer and timely review of documentation reported from our more significant subsidiaries in the quarterly financial closing and reporting process. In terms of resources, we have appointed newly hired, experienced accounting personnel in some of our significant subsidiaries, such as Mexico and North America, as well as in our corporate consolidation and reporting department in Spain. Finally, we are focusing our efforts in Telvent Farradyne, which was purchased during the second half of 2006, to try to implement all required controls and procedures before the end of 2007.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2006, there has been no material changes with regard to our disclosed legal proceedings. With respect to the proceedings related to the El Toyo Project, Telvent continues to wait for a decision from the appeals court.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with SEC on March 30, 2007, and updated, if applicable, in Telvent’s Quarterly Reports on Form 6-K for the quarters ended March 31, 2007 and June 30, 2007, filed with the Securities and Exchange Commission on May 24, 2007 and August 30, 2007 respectively. There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On March 29, 2007, we used € 0.1 million to make a guarantee deposit payment we owed under the Maexbic acquisition.
     On April 27, 2007, we used U.S. $ 4 million (€ 2.9 million) to make a payment in connection with the closing of the Caseta acquisition.

D. Exhibits

Exhibit No.	Description

4.1	Lease Agreement, by and between Caseta Technologies, Inc. and Highland Resources, Inc.

4.2	Purchase and Sale Agreement, dated October 11, 2007, by and among TELVENT HOUSING, S.A., ING Lease (España) E.F.C., S.A., CREDIT AGRICOLE LEASING SUCURSAL EN ESPAÑA and BANCANTABRIA INVERSIONES, S.A., E.F.C.

4.3	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., CREDIT AGRICOLE LEASING SUCURSAL EN ESPAÑA, BANCANTABRIA INVERSIONES, S.A., E.F.C., Telvent Housing, S.A. and Telvent GIT, S.A. (as Guarantor).

4.4	Purchase and Sale Agreement of Shares in the companies GALIAN 2002, S.L. and GD 21, S.L., dated October 22, 2007, by and among TELVENT OUTSOURCING, S.A. and the Sellers named therein.

4.5	Promissory Agreement for the Purchase/Sale of Shares, dated October 22, 2007, by and between Mr. JOSÉ LUIS GALÍ PÉREZ and TELVENT OUTSOURCING, S.A. concerning GALIAN 2002, S.L.

4.6	Form of Telvent Outsourcing, S.A. Promissory Agreement for the Purchase/Sale of Shares concerning the companies of the Matchmind Group.

4.7	Audit Committee Charter of Telvent GIT, S.A., as revised on September 20, 2007, filed with the SEC on a Form 6-K, dated September 21, 2007.

4.8	Telvent’s Extraordinary Variable Compensation Plan, as revised on September 20, 2007, filed with the SEC on a Form 6-K, dated September 21, 2007.

4.9	Credit Agreement Amendment (Availability Amendment), dated October 18, 2007, between Telvent Canada Ltd. and ABN AMRO Bank, N.V., filed with the SEC on a Form 6-K, dated October 24, 2007.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TELVENT GIT, S.A.
(Registrant)

By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: November 27, 2007

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K:

Exhibit	Description

4.1	Lease Agreement, by and between Caseta Technologies, Inc. and Highland Resources, Inc.

4.2	Purchase and Sale Agreement, dated October 11, 2007, by and among TELVENT HOUSING, S.A., ING Lease (España) E.F.C., S.A., CREDIT AGRICOLE LEASING SUCURSAL EN ESPAÑA and BANCANTABRIA INVERSIONES, S.A., E.F.C.

4.3	Machinery Financial Leasing Agreement, dated October 11, 2007, by and among, ING Lease (España) E.F.C., S.A., CREDIT AGRICOLE LEASING SUCURSAL EN ESPAÑA, BANCANTABRIA INVERSIONES, S.A., E.F.C., Telvent Housing, S.A. and Telvent GIT, S.A. (as Guarantor).

4.4	Purchase and Sale Agreement of Shares in the companies GALIAN 2002, S.L. and GD 21, S.L., dated October 22, 2007, by and among TELVENT OUTSOURCING, S.A. and the Sellers named therein.

4.5	Promissory Agreement for the Purchase/Sale of Shares, dated October 22, 2007, by and between Mr. JOSÉ LUIS GALÍ PÉREZ and TELVENT OUTSOURCING, S.A. concerning GALIAN 2002, S.L.

4.6	Form of Telvent Outsourcing, S.A. Promissory Agreement for the Purchase/Sale of Shares concerning the companies of the Matchmind Group.

4.7	Audit Committee Charter of Telvent GIT, S.A., as revised on September 20, 2007, filed with the SEC on a Form 6-K, dated September 21, 2007.

4.8	Telvent’s Extraordinary Variable Compensation Plan, as revised on September 20, 2007, filed with the SEC on a Form 6-K, dated September 21, 2007.

4.9	Credit Agreement Amendment (Availability Amendment), dated October 18, 2007, between Telvent Canada Ltd. and ABN AMRO Bank, N.V., filed with the SEC on a Form 6-K, dated October 24, 2007.